March 23, 2005




via facsimile and U.S. mail

Mr. W. Pierce Carson
President and Chief Executive Officer
Azco Mining Inc.
7239 N. El Mirage Road
Glendale, AZ 85307


	Re:	Azco Mining Inc.
		10-K for the fiscal year ended June 30, 2003
		File No. 001-12974


Dear Mr. Carson:

      We have reviewed the above filing and have the following accounting and engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








10-K for the fiscal year ended June 30, 2003

General

1. Please be advised that you remain subject to the reporting requirements of Section 13(a) of the Securities & Exchange Act of 1934. In this regard we note that you have not yet filed your reports on Forms 10-Q for the periods ended September 30, 2003 and 2004, December 31, 2003 and 2004, and March 31, 2004, and your Form
10-K for the period ended June 30, 2004. Please prepare and file these reports accordingly or explain to us when you plan to do so.

2. Please include page numbers in all filings to facilitate communications.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

		Results of Operations

3. We note your discussion provides limited insight into the underlying reasons for variances and guidance on whether or not the results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Revise your consolidated results of operations discussion where appropriate. Please refer to FRC Section 501.12 for further guidance.

Additionally, when you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. Please refer to FRC Section 501.04 for further guidance.

	Liquidity and Capital Resources

4. We note your disclosures indicating uncertainty regarding the ability to continue as a going concern. We are unable to locate any disclosure in your filing describing a viable plan to overcome your financial difficulties, as required under FRC Section 607.02. As such, please revise your filing to include such disclosure, provided you have such a plan. Otherwise, please tell us how you believe your presentation would need to change to report on a liquidation basis.

Application of Critical Accounting Policies

5. We note you have identified a number of areas of accounting you regard as critical due to the estimates and assumptions involved in the application of these accounting policies. Your current disclosures appear to be more descriptive of general accounting policies utilized, rather than any specific uncertainties underlying your estimates and assumptions.

Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(i) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(ii) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(iii) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In addition, identify instances where you have changed assumptions and estimates in the past and indicate how these changes impacted your financial statements. Please refer to FRC Section 501.14 for further guidance.


Item 15. Exhibits, Financial Statement Schedules and Reports on
Form
8-K

6. We note the officer certifications required by Section 302 and
906
of the Sarbanes-Oxley Act of 2002 are not listed as exhibits 31 and
32, respectively. Please be sure all appropriate exhibits are listed in future filings. Refer to Item 601 of Regulation S-K for further guidance.

Notes to the Consolidated Financial Statements, page F-8

	Note C - Inventory, page F-12

7. We note the inclusion of inventory on the balance sheet of $1,077,547 at June 30, 2003. Given your limited production, marketing and sales during the last three years, and the other asset impairments during 2003, please explain to us what factors you have considered and assumptions you have made in determining that your inventory is not impaired at June 30, 2003.

Exhibit 31 - Certification Pursuant to Section 906 of the
Sarbanes-
Oxley Act of 2002

8. Rule 13a-14 or 15d-14 of the Exchange Act requires each
principal
executive officer and principal financial officer to sign the certification required by Section 906 of the Sarbanes-Oxley Act of 2002. Final Release No. 33-8238, which amends Rule 13a-14 or 15d-14 of the Exchange Act, allows a single Section 906 certification to be signed by each officer. Please revise your certification to include both officers` signatures included currently in the Section 302 certifications.

9. Additionally, please note pursuant to Item 601 of Regulation S-K, this certification should be identified and disclosed as Exhibit
32.

Exhibit 32 - Officers Certificate Pursuant to Section 302

10. Please revise your certification to include the language in paragraphs four through six of Rule 13a-14(b) or 15d-14(b) of the Exchange Act, or explain to us why such language was omitted from the
certification.   Additionally, please note pursuant to Item 601 of
Regulation S-K, this certification should be identified and disclosed as Exhibit 31.

11. Please also note that pursuant to Final Release No. 33-8238, which amends Rule 13a-14 or 15d-14 of the Exchange Act, each principal executive officer and principal financial officer must separately sign a Section 302 certification. Please revise your certifications appropriately.


Engineering Comments

Properties

      Black Canyon Mica Project

12. Disclose:
* The nature of your ownership or interest in the property.
* Any other underlying agreements or interests in the property.
* Indicate whether the mining claims are State or Federal claims.
* Are these claims patented or unpatented.
* Provide names, claim, or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres.

Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b) (2) of Industry Guide 7.

13. Supplementally provide the project feasibility study, the project reserve estimate report and mine plan developed by the geologic engineering firm for the Black Canyon Mica Project. In addition, provide any marketing studies/reports for the mica (cosmetic & industrial) and feldspathic sand. Include production statistics for material mined & processed over the last three years, salable product produced and the material in inventory.

14. Supplementally provide the criteria used to distinguish between proven and probable reserves. In addition, provide the average drill hole spacing for the proven and probable ore.

15. The cutoff grade concept is important to understanding the economics of the Black Canyon Mica Project. Supplementally provide the "cutoff" grade and the associated calculation parameters used to define the proven and probable reserves.

      Black Canyon Mica Project

      Mineral Reserves

16. For your property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:

* The location and means of access to the properties.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the properties.
* A description of the present condition of the properties.
* A description of any work completed on the properties.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

17. Insert a small-scale map showing the location and access to your properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to
EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

18. The AZCO website discloses reserves and the potential production for the Carache Canyon and Lucas Canyon Properties based on a 1990 pre-feasibility study utilizing a gold price of $385 per ounce. Only those measures of reserves set forth in Industry Guide 7 and Section
4-10(a) of Regulations S-X are permitted in filings with the SEC or public disclosure. The staff`s position is that reserves are demonstrated by a feasibility study utilizing the current historic three-year average for the commodity price. If you continue to make references on your web site to reserve measures other than those recognized by or allowed in your instance by the SEC, accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors -- The United States Securities
and
Exchange Commission permits mining companies, in their filings with
the SEC, to disclose only those mineral deposits that a company can
economically and legally extract or produce.  We use certain terms on
this web site, such as "reserves," "resources," "geologic
resources,"
"proven," "probable," "measured," "indicated," and "inferred,"
that
the SEC guidelines strictly prohibit us from including in our filing
with the SEC.  U.S. investors are urged to consider closely the
disclosure in our Form      , File No.     .  You can review and
obtain copies of these filings from the SEC`s website at http://www.sec.gov/edgar.shtml.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Direct questions regarding accounting issues and related disclosures to Mark A. Wojciechowski, at (202) 942-1928 or, in his absence, to William Choi, at (202) 942-2978. Direct questions relating to all other disclosure issues to the undersigned at
(202)
942-1870.  Direct all correspondence to the following ZIP code:
20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. W. Pierce Carson
Azco Mining Inc
March 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE